Filed pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $675,000 Currency-Linked Notes due 2015

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (August 17, 2015) will be based on the performance of the Indian Rupee (rupee) / Euro (euro) exchange rate as measured by comparing the initial exchange rate of 80.79251 with the final exchange rate, which will be the arithmetic average of the exchange rate on each of the averaging dates (August 6, 7, 10, 11 and 12, 2015).  The exchange rate is expressed as the number of rupees needed to buy one euro, and is derived by dividing (i) the amount of rupees needed to buy one U.S. dollar (dollar) by (ii) the amount of euros needed to buy one dollar. The currency return on your notes will be calculated by subtracting the final exchange rate from the initial exchange rate and dividing the resulting number by the initial exchange rate and expressing this result as a percentage.

By purchasing this note, you are taking the view that the currency return will be greater than or equal to -2.50%, which means that the final exchange rate will equal to or lower than 102.50% of the initial exchange rate (it will take fewer rupees to purchase one euro at the final exchange rate than at the initial exchange rate or it could take up to 2.50% more rupees to purchase one euro at the final exchange rate than at the initial exchange rate). For each $1,000 face amount of your notes you will receive a maximum settlement amount of $1,105.00 so long as the currency return is greater than or equal to -2.50%. If the currency return is less than -2.50% but greater than or equal to -15% (the number of rupees required to purchase one euro at the final exchange rate is greater than 102.50% of the number required to purchase one euro at the initial exchange rate, but not greater than 115.00% of the number of rupees required to purchase one euro at the initial exchange rate), you will receive the face amount of your notes.  As described below, if the currency return is less than -15%, you will receive less than the face amount of your notes at maturity and may lose your entire investment in the notes.

At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•                  if the currency return is greater than or equal to -2.50%, $1,105.00;

•                  if the currency return is less than -2.50% but greater than or equal to -15%, $1,000; or

•                  if the currency return is less than -15%, the sum of (i) $1,000 plus (ii) the product of the currency return times $1,000, subject to a minimum of $0.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.  The return on your notes is linked to the currency return, calculated using the rupee/euro exchange rate.  If you calculate the return on your notes using the euro/rupee exchange rate instead, the return on your notes may be materially different from the results obtained using the rupee/euro exchange rate.  Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-12.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) was equal to approximately $981 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	August 1, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	1.10% of the face amount	Net proceeds to the issuer:	98.90% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement No. 3031 dated July 25, 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. The prospectus includes this pricing supplement and the documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Currency terms supplement dated August 24, 2012

•                  Prospectus supplement dated September 19, 2011

•                  Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $675,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Exchange rate:  the INR/EUR exchange rate, expressed as the Indian rupee (INR) value of one euro (EUR), calculated as specified below.

Level of the exchange rate:  the level of the exchange rate on any day will be determined by the calculation agent by dividing the INR/USD exchange rate by the EUR/USD exchange rate for such day.

Denominations:  $10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  Also, the maximum settlement amount would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-16 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the exchange rate, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the currency return is greater than or equal to -2.50%, the maximum settlement amount;

•                  if the currency return is less than -2.50% but greater than or equal to -15%, $1,000; or

•                  if the currency return is less than -15%, the sum of (i) $1,000 plus (ii) the product of the currency return times $1,000, subject to a minimum of $0.

Initial exchange rate:  80.79251

Final exchange rate:  the arithmetic average of the levels of the INR/EUR exchange rate on each of the averaging dates, where the level of the INR/EUR exchange rate on each of the averaging dates is determined by reference to the applicable relevant sources, except in limited circumstances described under “Consequences of a non-fixing day” below

Relevant source:  there are two relevant sources for the exchange rate:  (x) with respect to the INR/USD exchange rate, the relevant source specified on page S-26 of the accompanying currency terms supplement for the Indian Rupee/United States Dollar exchange rate and (y) with respect to the EUR/USD exchange rate, the relevant source specified on page S-25 of the accompanying currency terms supplement for the Euro/United States Dollar exchange rate

Currency return:  the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage

Maximum settlement amount:  $1,105.00

Trade date:  July 25, 2014

Original issue date (settlement date):  August 1, 2014

Determination date: the last averaging date, August 12, 2015, subject to adjustment as described under “Averaging dates” below

Stated maturity date:  August 17, 2015, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-10 of the accompanying currency terms supplement

Averaging dates:  August 6, 2015, August 7, 2015, August 10, 2015, August 11, 2015 and August 12, 2015, unless in any case the calculation agent determines that, with respect to either or both of the INR/USD exchange rate or the EUR/USD exchange rate, an unscheduled holiday occurs or is continuing on such day or such day is not otherwise a fixing day (except because of a scheduled holiday).  In that event, such averaging date will be postponed to the next fixing day on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing with respect to the exchange rate for which a level for such averaging date has yet to be determined as specified under “—Consequences of a non-fixing day” below.  If an averaging date is postponed, each subsequent averaging date will be postponed by the same number of scheduled fixing days, subject to the limitation described below.  However, no averaging date will be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.  If an averaging date is postponed to the last possible day, but an unscheduled holiday or scheduled holiday has occurred or is continuing on that day or such day is not otherwise a fixing day with respect to the applicable exchange rate, that day will nevertheless be the applicable averaging date, and in the case of the final averaging date, the determination date.  In such cases, more than one averaging date may occur simultaneously on such last possible day.

In the event that the calculation agent determines that an originally scheduled averaging date is not a fixing day for the INR/USD exchange rate or the EUR/USD exchange rate because of a scheduled holiday with respect to such exchange rate, then the level of such exchange rate for such averaging date will be the level on the fixing day immediately preceding the originally scheduled averaging date.  In addition, if an averaging date is postponed as specified in this subsection, the level of each exchange rate for such averaging date will be determined as specified under “— Consequences of a non-fixing day” below.

Consequences of a non-fixing day:  if, with respect to either the INR/USD exchange rate or the EUR/USD exchange rate, an unscheduled holiday occurs or is continuing on a day that would otherwise be an averaging date, or such day is not a fixing day (other than a scheduled holiday), then such averaging date will be postponed as described under “— Averaging dates” above.  As a result, the stated maturity date will also be postponed as described under “Supplemental Terms of the Notes—Stated Maturity Date” on page S-10 of the accompanying currency terms supplement.

If the originally scheduled averaging date is not a fixing day because of a scheduled holiday with respect to either the INR/USD exchange rate or the EUR/USD exchange rate, then the level of such exchange rate for such averaging date will be the level on the immediately preceding fixing day, as described under “—Averaging date” above and the stated maturity date will not be altered solely as a result of such event.

If an averaging date is postponed due to a non-fixing day with respect to either the INR/USD exchange rate or the EUR/USD exchange rate, the level of such exchange rates for such averaging date will be calculated based on (i) if either the INR/USD exchange rate or the EUR/USD exchange rate is not affected by the non-fixing day, the level of such exchange rate on the originally scheduled averaging date, (ii) with respect to either or both of the INR/USD exchange rate or the EUR/USD exchange rate that is affected by the non-fixing day, the level of such exchange rate on the first fixing day following the originally scheduled averaging date on which neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing for that exchange rate or (iii) with respect to each such exchange rate as to which an unscheduled holiday, scheduled holiday or non-fixing day continues through the last possible postponed averaging date, the calculation agent’s assessment, in its sole discretion, of the level of such exchange rate on the last possible postponed averaging date.  As a result, of this calculation, the INR/USD exchange rate level and the EUR/USD exchange rate level used to calculate the INR/EUR exchange rate could be taken from different calendar dates.  For the avoidance of doubt, the occurrence of a later non-fixing day with respect to either the INR/USD exchange rate or the EUR/USD exchange rate will not alter a previously determined exchange rate level for purposes of the calculation of the INR/EUR exchange rate.

Fixing day:  with respect to each of the INR/USD exchange rate and EUR/USD exchange rate, a day on which the applicable exchange rate is published by its relevant source.

Unscheduled holiday:  with respect to each of the INR/USD exchange rate and the EUR/USD exchange rate, a day on which such exchange rate will not be published and displayed on the relevant source at the relevant time and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two fixing days prior to the unscheduled holiday

Scheduled holiday:  with respect to each of the INR/USD exchange rate and the EUR/USD exchange rate, a day on which such exchange rate will not be published and displayed on the relevant source at the relevant time and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two fixing days prior to the scheduled holiday

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

No interest:  the notes do not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-30 of the accompanying currency terms supplement

ERISA:  as described under “Employee Retirement Income Security Act” on page S-39 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 1.00% of the face amount.

We will deliver the notes against payment therefor in New York, New York on August 1, 2014, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38147QDH6

ISIN no.:  US38147QDH65

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

This is only a brief summary of the terms of your notes. You should read the detailed description thereof in "Summary Information" on page PS-2. Please read the terms below with the remainder of this pricing supplement, the accompanying currency terms supplement, dated August 24, 2012, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying prospectus, dated September 19, 2011.

Currency-Linked Notes due 2015

Issued by:
The Goldman Sachs Group, Inc.

Investment Objective

For investors:

- *who believe that the currency return either (i) in the best case, will be greater than or equal to -2.50% (i.e., the number of Indian rupees required to purchase one euro at the final exchange rate will be either (a) equal to or less than the number of Indian rupees required to purchase one euro on the trade date or (b) greater than the number required of Indian rupees to purchase one euro at the initial exchange rate, but not by more than 2.50%) or (ii) in the worst case, will not be less than -15% (i.e., the number of Indian rupees required to purchase one euro at the final exchange rate is greater than the number required to purchase one euro at the initial exchange rate, but not by more than 15%); and*
- *who understand that:*
  - *if the currency return is greater than or equal to -2.50%, they will not receive any upside beyond the maximum settlement amount; and*
  - *they will bear the full downside risk if the currency return is less than -15%, including the risk of losing their entire investment in the notes.*

Determining the Cash Settlement Amount

The notes do not pay interest. Payment on the notes is subject to the creditworthiness of The Goldman Sachs Group, Inc.

You could lose your entire investment in the notes.

The maximum payment you could receive for each $1,000 face amount of your notes is limited to the maximum settlement amount of $1,105.00.

You should expect to hold the notes until the maturity date. There may be little or no secondary market for the notes. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice.

Indicative Terms

Issuer	The Goldman Sachs Group, Inc.
Exchange Rate	the Indian rupee/euro exchange rate, expressed as the Indian rupee value of one euro
Trade Date	July 25, 2014
Settlement Date	August 1, 2014
Stated Maturity Date	August 17, 2015
Averaging Dates	August 6, 2015, August 7, 2015, August 10, 2015, August 11, 2015 and August 12, 2015
Determination Date	the last averaging date, August 12, 2015
Initial Exchange Rate	80.79251
Final Exchange Rate	the arithmetic average of the INR/EUR exchange rate on each of the averaging dates
Currency Return	(Initial Exchange Rate – Final Exchange Rate) / Initial Exchange Rate
Maximum Settlement Amount	$1,105.00
Denomination	USD
CUSIP/ISIN	38147QDH6 / US38147QDH65
Placement Agent	JPMorgan Securities LLC

Risk Factors

You should read "Additional Risk Factors Specific to the Notes" on page S-1 of the accompanying currency terms supplement and "Additional Risk Factors Specific to Your Notes" on page PS-12 of this pricing supplement so that you may better understand the risks associated with an investment in the notes.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical currency returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the exchange rate will be on any averaging date. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the exchange rate.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the exchange rate and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) was less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount per note	$1,000
Maximum settlement amount	$1,105.00
Initial exchange rate	80.79251

Notes purchased on the original issue date at the face amount and held to the stated maturity date

Each averaging date is a fixing day for the exchange rate

For these reasons, the actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. The numbers appearing in the table below have been rounded for ease of analysis. For information about the exchange rate during recent periods, see “Historical Exchange Rates” on page PS-18. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical final exchange rates assuming the initial exchange rate of 80.79251 (i.e., 80.79251 Indian rupees are needed to buy one euro as a result of dividing the initial INR/USD exchange rate of 60.1448 by the initial EUR/USD exchange rate of 0.7444353, and rounding the result to the fifth decimal place). The levels in the middle column of the following table represent hypothetical currency returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical currency return, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of one percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical currency return and the assumptions noted above.

The final exchange rate, which will be the arithmetic average of the INR/EUR exchange rate on each of the averaging dates, will be determined on the determination date, which is the last averaging date.  The currency return will be equal to the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage.

Hypothetical Final Exchange Rate (Expressed as Number of Indian Rupees Per One Euro)	Hypothetical Currency Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
0.00000	100.000%	110.500%
20.19813	75.000%	110.500%
40.39626	50.000%	110.500%
60.59438	25.000%	110.500%
68.67363	15.000%	110.500%
72.71326	10.000%	110.500%
76.75288	5.000%	110.500%
80.79251	0.000%	110.500%
81.60044	-1.000%	110.500%
82.81232	-2.500%	110.500%
82.81313	-2.501%	100.000%
88.87176	-10.000%	100.000%
92.91139	-15.000%	100.000%
92.91219	-15.001%	84.999%
100.99064	-25.000%	75.000%
121.18877	-50.000%	50.000%
141.38689	-75.000%	25.000%
161.58502	-100.000%	0.000%

If, for example, the currency return was determined to be -50.000%, the cash settlement amount that we would deliver to you at maturity would be 50.000% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the currency return was determined to be 50.00%, the cash settlement amount that we would deliver to you at maturity would be capped at the maximum settlement amount of $1,105.00.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the currency return over 10.50%.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the currency return was any of the hypothetical returns shown on the horizontal axis. The chart shows that any hypothetical currency return of less than -15.000% (the section left of the -15.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical currency return of greater than or equal to -2.500% (the section right of the -2.500% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual currency return or what the market value of your notes will be on any given day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual currency return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table, chart and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the exchange rate or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do) it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the exchange rate, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Cash Settlement Amount on Your Notes Is Linked to the INR/EUR Exchange Rate on Five Averaging Dates

The currency return will be based on the arithmetic average of the INR/EUR exchange rate on each of the five averaging dates (each of which is subject to adjustment in the case of a non-fixing day), and therefore not the simple performance of the INR/EUR exchange rate over the life of your notes.  For example, if the INR/EUR exchange rate dramatically decreased on the last averaging date (i.e., it will take fewer Indian rupees to purchase one euro at the exchange rate on the last averaging date than at the initial exchange rate), the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked only to the INR/EUR exchange rate on that last averaging date.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes.  The cash payment on the notes, if any, on the stated maturity date will be based on the currency return.  Thus, if the currency return is less than -15%, as calculated by the calculation agent, you will receive less than the face amount of your notes on the stated maturity date and may lose all or substantially all of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes.  Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Exchange Rate

If the currency return is negative and is less than -15%, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes.  This means that while a currency return of -15% will not result in a loss of principal on the notes, a currency return of less than -15% may result in a loss of a significant portion of the principal amount of your notes despite only a small change in the exchange rate.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the exchange rate over the life of your notes will be limited because of the maximum settlement amount.  The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the currency return may increase over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the exchange rate.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Exchange Rate on Any Date Other Than the Averaging Dates

The cash settlement amount that will be paid on your notes at maturity will be based on the final exchange rate, which is the arithmetic average of the exchange rate on each of the averaging dates.  Although the actual exchange rate on the stated maturity date or at other times during the life of your notes may be lower than the final exchange rate, you will not benefit from the exchange rate at any time other than on the averaging dates.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates.  If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been.  Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes.  In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations.  Any such changes or reforms could also adversely impact your notes.

The INR/EUR Exchange Rate is Calculated by Dividing the INR/USD Exchange Rate by the EUR/USD Exchange Rate

The INR/EUR exchange rate is calculated by dividing the reported INR/USD exchange rate by the reported EUR/USD exchange rate.  There is no certainty that this rate will be reflected in any currency market or that any direct currency market will exist between the Indian rupee and euro.  If United States currency markets are disrupted or either the Indian rupee or euro is not convertible into United States dollars, an averaging date could be postponed if either the INR/USD exchange rate or the EUR/USD exchange rate is unavailable to calculate the INR/EUR exchange rate.

Although a direct INR/EUR exchange rate may be reported by certain sources, such as Bloomberg Financial Services, your exchange rate is calculated by dividing the INR/USD exchange rate by the EUR/USD exchange rate (as reported by the Reserve Bank of India and WM Company, as applicable, as described herein).  Therefore, the exchange rate for your notes may diverge from any INR/EUR exchange rate reported by any such other source.  In addition, the INR/USD exchange rate and the EUR/USD exchange rate used to calculate the INR/EUR exchange rate for your notes may change based on factors relevant solely to the United States dollar that are unrelated to anything affecting India, the eurozone or a direct INR/EUR exchange rate reported by another source.  Such factors could have an adverse effect on the INR/EUR exchange rate used for your notes as compared to any direct INR/EUR exchange rate reported by another source and, in any event, your notes.

If You Calculate the Return on Your Notes Using the EUR/INR Exchange Rate, the Return on Your Notes May be Materially Different From the Results Obtained Using the INR/EUR Exchange Rate

The amount that you will be paid on your notes on the stated maturity date will be based on the performance of the INR/EUR exchange rate, as measured by the currency return formula, by comparing the initial exchange rate on the trade date with the final exchange rate, which will be the arithmetic average of the INR/EUR exchange rate on each of the averaging dates.  The exchange rate is expressed as the number of Indian rupees needed to purchase one euro.  If you calculate the return on your notes using the EUR/INR exchange rate instead, the return on your notes may be materially different from the results obtained using the INR/EUR exchange rate.  For example, assuming the initial INR/EUR exchange rate of 80.79251 (i.e., 80.79251 Indian rupees are needed to buy one euro as a result of dividing the initial INR/USD exchange rate of 60.1448 by the initial EUR/USD exchange rate of 0.7444353, and rounding the result to the fifth decimal place), if the hypothetical final INR/EUR exchange rate increases to 100.99064 (i.e., 100.99064 Indian rupees are needed to buy one euro as a result of the hypothetical final INR/USD exchange rate increasing to 75.181 and the hypothetical final EUR/USD exchange rate remaining at 0.7444353, and rounding the result of the quotient of these two numbers to the fifth decimal place), then the percentage change in the initial exchange rate to the hypothetical final exchange rate would equal approximately 25% and the currency return would equal approximately -25%.  If the equivalent exchange rate were instead presented in terms of EUR/INR (derived by using the USD/INR and USD/EUR exchange rates instead), then the initial EUR/INR exchange rate would be approximately 0.01238 and the hypothetical final EUR/INR exchange rate would be approximately 0.00990 and the percentage change in the initial exchange rate to the hypothetical final exchange rate would be approximately -20% and the currency return would equal approximately 20%.

The Calculation Agent Can Adjust An Averaging Date if an Unscheduled Holiday Occurs or Is Continuing or such Day Is Not a Fixing Day, Which May Result in a Postponed Maturity Date

If the calculation agent determines that an averaging date is not a fixing day with respect to either the INR/USD exchange rate or the EUR/USD exchange rate because of a scheduled holiday, then the level of such exchange rate for such averaging date will be the level on the immediately preceding fixing day for such exchange rate.

However, if the calculation agent determines that, with respect to either or both of the INR/USD exchange rate and the EUR/USD exchange rate, an unscheduled holiday occurs or is continuing on an originally scheduled averaging date or such day is not otherwise a fixing day (except because of a scheduled holiday) such averaging date will be postponed until the first following fixing day on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing with respect to either the INR/USD exchange rate or the EUR/USD exchange rate, subject to the limitations on postponement described herein.  If an averaging date is postponed to the last possible day, but an unscheduled holiday or scheduled holiday has occurred or is continuing on that day or such day is not otherwise a fixing day with respect to either the INR/USD exchange rate or the EUR/USD exchange rate, that day will nevertheless be the applicable averaging date, and in the case of the final averaging date, the determination date, and the calculation agent will determine such exchange rate based on its assessment, made in its sole discretion of the level of the exchange rate on the last possible postponed averaging date as described under “Summary Terms of the Notes — Consequences of a non-fixing day” on page PS-4 of this pricing supplement. As a result of any of the foregoing, the stated maturity date may also be postponed, as described under “Supplemental Terms of the Notes — Stated Maturity Date” in the accompanying currency terms supplement.  In such a case, you may not receive the cash payment, if any, that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  For example, if you purchase your notes at a premium to face amount, the maximum settlement amount will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.  Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the exchange rate. If your notes are so treated, you should generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale or exchange of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the exchange rate. As discussed under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss.  However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain as ordinary income. Please see more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement including a discussion of the procedures for making the election.  Any gain or loss that is not attributable to changes in the value of the exchange rate should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and tax treatment of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity even if you make the capital gain election described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, and could subject non-US investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Certain Notes Treated as Pre-Paid Derivative Contracts — Change in Law” on page S-36 of the accompanying currency terms supplement. You should consult your own tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Your notes could be subject to a U.S. withholding tax of 30% under FATCA.  This tax could apply if you or any non-U.S. person or entity that receives a payment (directly or indirectly) on your behalf (including a bank, custodian, broker or other payee, at any point in the series of payments made on your notes) does not comply with the U.S. information reporting, withholding, identification, certification, and related requirements imposed by FATCA.  The payments potentially subject to this withholding tax include interest (including original issue discount) and other periodic payments as well as payments made upon the sale, exchange or maturity of your notes.

You should consult your tax advisor regarding the relevant U.S. law and other official guidance on FATCA.  You could be affected by this withholding if, for example, your bank or broker through which you hold the notes is subject to withholding because it fails to comply with these requirements.  This might be the case even if you would not otherwise have been directly subject to withholding. Accordingly, you should consult your bank or broker about the likelihood that payments to it (for credit to you) will become subject to withholding in the payment chain.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes.  However, the withholding tax described above will not apply to payments made upon the sale, exchange or maturity of the notes before January 1, 2017.

We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive significantly less than the amount that you would have otherwise received with respect to your notes.  Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding.  However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  For more information, see “Foreign Account Tax Compliance Act (FATCA) Withholding” on page PS-19 of this pricing supplement.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the exchange rate contained in this pricing supplement from publicly available information, without independent verification.

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during the period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following graph shows the published daily historical exchange rates from July 25, 2004 through July 25, 2014. The exchange rate is derived by dividing the INR/USD exchange rate by the EUR/USD exchange rate as reported by the Reserve Bank of India (in the case of the INR/USD exchange rate) and WM Company (in the case of the EUR/USD exchange rate) and displayed on the relevant source specified in “Special Calculation Provisions — Level of an Exchange Rate” on pages S-25 and S-26 of the accompanying currency terms supplement for such periods, rounded to four decimal places. As set forth in the following graph, a decrease in the exchange rate for a given period indicates a positive currency return, while an increase in the exchange rate indicates a negative currency return.  We obtained the information in the graph below from INR/USD exchange rates and EUR/USD exchange rates reported by the Reserve Bank of India and WM Company, as applicable, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final exchange rate will be equal to or greater than the initial exchange rate or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Historical Exchange Rates of INR versus EUR

FOREIGN ACCOUNT TAX COMPLIANCE ACT (FATCA) WITHHOLDING

FATCA could impose a withholding tax of 30% on interest income (including original issue discount) and other periodic payments on the notes paid to you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each such non-U.S. payee in the payment chain comply with the applicable information reporting, account identification, withholding, certification and other FATCA-related requirements.  This withholding tax could also apply to all payments made upon the sale, exchange or maturity of the notes by a non-compliant payee.  In the case of a payee that is a non-U.S. financial institution (for example, a clearing system, custodian, nominee or broker), withholding generally will not be imposed if the financial institution complies with the requirements imposed by FATCA to collect and report (to the U.S. or another relevant taxing authority) substantial information regarding such institution’s U.S. account holders (which would include some account holders that are non-U.S. entities but have U.S.  owners).  Other payees, including individuals, may be required to provide proof of tax residence or waivers of confidentiality laws and/or, in the case of non-U.S. entities, certification or information relating to their U.S. ownership.

Withholding may be imposed at any point in a chain of payments if the payee is not compliant.  A chain may work as follows, for example: The payment is transferred through a paying agent to a clearing system, the clearing system makes a payment to each of the clearing system’s participants, and finally the clearing system participant makes a payment to a non-U.S. bank or broker through which you hold the notes, who credits the payment to your account.  Accordingly, if you receive payments through a chain that includes one or more non-U.S payees, such as a non-U.S. bank or broker, the payment could be subject to withholding if, for example, your non-U.S. bank or broker through which you hold the notes fails to comply with the FATCA requirements and is subject to withholding.  This would be the case even if you would not otherwise have been directly subject to withholding.

A number of countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or investors that indirectly hold notes through financial institutions in) those countries.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes.  However, the withholding tax described above will not apply to payments made upon the sale, exchange or maturity of the notes before January 1, 2017.  We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  You should consult your tax advisor regarding FATCA.  You should also consult your bank or broker through which you would hold the notes about the likelihood that payments to it (for credit to you) may become subject to withholding in the payment chain.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$675,000 The Goldman Sachs Group, Inc. Currency-Linked Notes due 2015 Goldman, Sachs & Co. JPMorgan Placement Agent

Summary Information	PS-2
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-12
Historical Exchange Rates	PS-18
Foreign Account Tax Compliance Act (FATCA) Withholding	PS-19
Validity of the Notes	PS-20

Currency Terms Supplement dated August 24, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds	S-30
Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-39
Supplemental Plan of Distribution	S-40

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140